Exhibit (a)(1)(ii)

To: Eligible Option Holders

From: Jenn H

SL: Rent the Runway’s Option Exchange Program

All,

I am pleased to announce that Rent the Runway is launching an important compensation program for U.S.-based Rent the Runway employees, individual consultants and non-employee directors with eligible stock options. As you know, we have experienced a decline in our stock price since our initial public offering in October 2021 and we realize that the value of the stock options you hold may be perceived to have little to no value. The Rent the Runway Board of Directors has been considering how to better incentivize our team and align our employee and shareholder interests for long term shareholder return.

After careful consideration, the Board and our stockholders have approved an option exchange program and you are receiving this email because you are eligible to participate. At a high level, the program, (which is entirely voluntary) allows you to exchange some, all or none of your eligible stock options for a new replacement restricted stock unit (RSU) grant between now and July 10, 2023, the anticipated program end date. Any new replacement RSU grants will be based on an exchange ratio that will be determined by the Compensation Committee of our Board following the close of trading on July 7, 2023 and shared with all eligible participants. Any new replacement RSUs will also be subject to quarterly vesting over two years. If you choose not to exchange any options, they will continue to be subject to their same terms and conditions that they are today.

Soon you will receive an email from Infinite Equity (renttherunway@infiniteequity.com), our third-party vendor, with information that explains the option exchange program in greater detail, including its potential benefits and risks, and the steps you will need to take if you choose to participate. You have also received an invitation to a virtual town hall, where the option exchange program will be discussed in more detail. Please review all materials carefully and weigh your decision with care.

I want to reiterate that this is an entirely voluntary program. Rent the Runway cannot make a recommendation to you about whether or not to participate. In addition, we strongly encourage you to consult your personal financial, legal and/or tax advisors as part of your decision-making process. While we don’t have plans to do so, RTR does have the right to terminate or amend the option exchange for a variety of reasons and we would let you know if that happened.

Please take the time to carefully review the information and instructions that you will receive. If you have questions about the offer, please email legal@renttherunway.com. If you have questions about the option exchange portal or logistical steps, please email renttherunway@infiniteequity.com.

Warmly.

Jenn